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                                                                     EXHIBIT 2.6


                    TAX SHARING AND INDEMNIFICATION AGREEMENT


         This TAX SHARING AND INDEMNIFICATION AGREEMENT (this "Agreement") is made as of December 11, 2000 by and between SYBRON INTERNATIONAL CORPORATION, a Wisconsin corporation ("Sybron"), and SYBRON DENTAL SPECIALITIES, INC. (formerly known as "SDS Holding Co."), a Delaware corporation ("SDS").


                                    RECITALS

         WHEREAS, pursuant to the Contribution Agreement, Plan and Agreement of Reorganization and Distribution between the parties dated as of November 28, 2000 (the "Contribution Agreement") and pursuant to certain other agreements of even date herewith, Sybron is transferring, or will transfer, to SDS, all of the Dental Assets (as defined in the General Assignment, Assumption and Agreement regarding Litigation, Claims and Other Liabilities (executed by the parties of even date herewith) (the foregoing transactions and all related transactions, including contributions, distributions and sales of Dental Assets or assets associated with the Laboratory Business (as defined in the Contribution Agreement) along with any and all actions taken in conjunction with, and/or described in the Ruling Request referred to herein as the "Restructuring");

         WHEREAS, Sybron is the common parent of an Affiliated Group (as hereinafter defined) which has filed Consolidated Returns (as hereinafter defined);

         WHEREAS, SDS and certain of its subsidiaries will remain members of that Affiliated Group until the Distribution (as hereinafter defined);

         WHEREAS, pursuant to the Contribution Agreement, Sybron will distribute pro rata to Sybron shareholders all of the outstanding shares of the stock of SDS (the "Distribution");

         WHEREAS, as a consequence of the Distribution, SDS will no longer be a subsidiary of Sybron, and thus no longer a member of that Affiliated Group (the "Sybron Group", as hereinafter defined);

         WHEREAS, pursuant to Treas. Reg. Section 1.1502-6, Sybron and each subsidiary which has been a member of the Sybron Group during any part of a consolidated return year are severally liable for the consolidated federal income tax liability of the Sybron Group for such year; and

         WHEREAS, Sybron and SDS desire to set forth their rights and obligations with respect to foreign, federal, state and local taxes due for periods both before and after the Distribution and with respect to certain tax liabilities that may be asserted in connection with the Distribution.





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         NOW, THEREFORE, in consideration of the premises and the mutual promises contained in this Agreement, the Contribution Agreement and the other Contribution Documents (as defined in the Contribution Agreement), Sybron, on behalf of itself and the members of the Sybron Group (other than SDS and the members of the SDS Group, as hereinafter defined), and SDS, on behalf of itself and members of the SDS Group (as hereinafter defined), agree as follows:


                                    ARTICLE I
                                   DEFINITIONS

For purposes of this Agreement, the following definitions shall apply:

         1.1. "2000 Income Taxes" has the meaning set forth in Section 2.2(a).

         1.2. "Affiliated Group" means an affiliated group of corporations within the meaning of section 1504(a) (determined without regard to the exceptions contained in section 1504(b)) of the Code for the taxable period in question.

         1.3. "Code" means the Internal Revenue Code of 1986, as amended from time to time.

         1.4. "Consolidated Returns" means the consolidated United States federal income Tax Returns of the Sybron Group for taxable years beginning before the Effective Date and any consolidated, unitary or combined state or local income Tax Returns of any members of the Sybron Group for taxable years beginning before the Effective Date.

         1.5. "Dental Assets" has the meaning set forth in the Recitals of this Agreement.

         1.6. "Distribution" shall have the meaning set forth in the Recitals of this Agreement.

         1.7. "Effective Date" has the meaning set forth in the Contribution Agreement.

         1.8. "Expenses" means out-of-pocket expenses paid to third party providers and shall not include any overhead or indirect costs.

         1.9. "Final Determination" means the final resolution of liability for any Tax for a taxable period: (i) by IRS Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the IRS, or by a comparable agreement form under the laws of other jurisdictions, except that a Form 870 or 870-AD or comparable form that reserves the right of the taxpayer to file a claim for refund and/or the right of the taxing authority to assert a further deficiency shall not constitute a Final Determination, to the extent of the reservation; (ii) by a decision, judgment, decree, or other order by a court or agency of competent jurisdiction which has become final and unappealable;
(iii) by a closing agreement or offer in compromise under Section 7121 or 7122 of the Code or any subsequently enacted corresponding provisions of the Code, or comparable agreements under the laws of other jurisdictions; (iv) by an allowance of a refund or credit in respect of an


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overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the Taxing Authority; or (v) by any other final disposition by reason of the expiration of the applicable statutes of limitations.

         1.10. "IRS" means the Internal Revenue Service.

         1.11. "Party" means either of the parties to this Agreement.

         1.12. "Restructuring" has the meaning set forth in the recitals of this Agreement.

         1.13. "Restructuring Taxes" means any Taxes (including, but not limited to, any Tax imposed as a result of the application of Sections 311, 355(c), (d),
(e) or (f), 361, 367(a) or 1001 of the Code) incurred in connection with the Distribution including the Restructuring.

         1.14. "Ruling" means (a) the initial private letter ruling issued by the IRS in connection with the Distribution (and any related transactions) or
(b) any similar ruling issued by any other Taxing Authority in connection with the Distribution (and any related transactions).

         1.15. "Ruling Request" means (a) the request for the Ruling submitted to the IRS, together with the appendices and exhibits thereto and any supplemental filings or other materials subsequently submitted to the IRS in connection with the Distribution (and any related transactions) or (b) any similar filings submitted to any other Tax Authority in connection with the Distribution (and any related transactions).

         1.16. "SDS Group" means SDS and the subsidiaries listed on Schedule 1 attached hereto.

         1.17. "Short Period Taxes" has the meaning set forth in Section 2.2(a).

         1.18. "Straddle Period" means any taxable period beginning before or on the Effective Date and ending after the Effective Date.

         1.19. "Straddle Period Taxes" has the meaning set forth in Section 2.2(a).

         1.20. "Supplemental Ruling" means (a) any private letter ruling (other than the Ruling) issued by the IRS in connection with the Distribution (and any related transactions) or (b) any similar ruling issued by any Taxing Authority other than the Service in connection with the Distribution (and any related transactions).

         1.21. "Sybron Group" means, for each taxable period, the Affiliated Group of which Sybron or any successor of Sybron is the common parent (excluding foreign corporations).

         1.22. "Tax or Taxes" means all forms of taxation, whenever created or imposed, whether domestic or foreign (regardless of the identity of the Taxing Authority imposing such Tax), and without limiting the generality of the foregoing shall include net income, alternative or add-on

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minimum tax, gross income, sales, use, franchise, gross receipts, value added, ad valorem, profits, license, payroll, withholding, social security, unemployment insurance, employment, property, transfer, recording, excise, severance, stamp, occupation, premium, windfall profit, custom duty, or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any related interest, penalties or other additions to tax, or additional amounts imposed by any such Taxing Authority.

         1.23. "Taxing Authority" means any federal, national, foreign, state, municipal or other local government, or any subdivision, agency, commission or authority thereof or any quasi-governmental body or other authority exercising any taxing or tax regulatory authority.

         1.24. "Tax Controversy" means any audit, examination, dispute, suit, action, litigation or other judicial or administrative proceeding by or against the IRS or any other Taxing Authority.

         1.25. "Tax Item" means any item of income, gain, loss, deduction, credit, recapture of credit or any other item including, but not limited to, an adjustment under Code Section 481 resulting from a change in accounting method which increases or decreases taxes paid or payable.

         1.26. "Tax Returns" means all reports, estimates, declarations of estimated tax, information statements, returns or other documents required to be filed in connection with any Taxes, including but not limited to requests for extensions of time, information statements and reports, claims for refund, and amended returns.


                                   ARTICLE II
                 PREPARATION OF RETURNS AND LIABILITY FOR TAXES

         2.1. Acknowledgment of Current Method of Tax Payment.

                  (a) The parties acknowledge that, prior to the Distribution, it has been standard practice for domestic members of the Sybron Group to accrue income Taxes on their financial statements annually at a rate of forty percent (40%) of pre-tax book income, computed in accordance with generally accepted accounting principles, and to forward that amount to Sybron in order that Sybron may prepare income Tax Returns, and pay all income Taxes, for each such member of the Sybron Group.

                  (b) The parties also acknowledge that it has been standard practice for foreign members of the Sybron Group to prepare their own Tax Returns and pay their own income Taxes without the assistance or involvement of Sybron as described in Section 2.1(a) of this Agreement.

         2.2. Current and Prior Income Tax Return Periods.

                  (a) Sybron shall prepare and timely file all domestic income Tax Returns for, and shall pay, on a timely basis, all domestic income Taxes based upon the income of any member of


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the Sybron Group required to be shown in such domestic income Tax Returns for the taxable year ended September 30, 2000 (the "2000 Income Taxes"), for the short period from October 1, 2000 to the Effective Date (the "Short Period Taxes"), for all other periods ending prior to the Effective Date, and for all Straddle Periods (the "Straddle Period Taxes"), if not already filed, in a manner consistent with the basis described in Section 2.1(a) of this Agreement. Such income Tax Returns shall be prepared and filed in compliance with applicable Tax laws and on a basis that is consistent with Sybron's prior income Tax Returns.

                  (b) To the extent that Sybron will prepare domestic income Tax Returns for and pay domestic income Taxes for any member of the SDS Group for periods through the Effective Date, including the portion of any Straddle Period ending on the Effective Date, pursuant to Section 2.2(a) of this Agreement, such SDS Group members shall accrue on their financial statements and pay to Sybron the amounts for the payment of income Taxes for such periods in a manner consistent with the basis described in Section 2.1(a) of this Agreement.

                  (c) Following the Distribution, the foreign members of the Sybron Group and the foreign members of the SDS Group shall retain responsibility for preparing their own Tax Returns and paying their own Taxes in the manner described in Section 2.1(b) of this Agreement, without the assistance or involvement of Sybron, which assistance is described in Section 2.1(a) of this Agreement.

                  (d) Except as otherwise provided in Article VI or this paragraph, and subject to the obligations of the SDS Group members under Section 2.2(b), Sybron hereby assumes all liability for, and shall indemnify and hold harmless SDS and any member of the SDS Group from and against, any share or amount of the 2000 Income Taxes, Short Period Taxes, and all income Taxes based upon the income of any domestic member of the Sybron Group for periods ending prior to the Effective Date and the portion of any Straddle Period ending on and including the Effective Date; provided that in the event of any income Tax Controversies of the Sybron Group for 2000 Income Taxes, Short Period Taxes, Straddle Period Taxes or other periods ending on or prior to the Effective Date, SDS assumes and shall indemnify and hold harmless Sybron and the members of the Sybron Group from all income Taxes resulting from any Final Determinations based upon adjustments to any Tax Item of any member of the SDS Group which result from incorrect or inaccurate information (including, but not limited to, book income information or tax information) provided to Sybron by any member of the SDS Group, or from a failure by any member of the SDS Group to provide information to Sybron; and provided further that SDS assumes and shall indemnify and hold harmless Sybron and the members of the Sybron Group from all damages and liability related to any income Tax Returns prepared by or income Taxes paid by any member of the SDS Group. Income Taxes and adjustments with respect to any Straddle Period shall be allocated and paid according to the portion of the Straddle Period ending on the Effective Date based upon a hypothetical closing-of-the books as of the close of the Effective Date.

         2.3. Future Periods. For periods beginning after the Effective Date, all Tax Returns of the SDS Group shall be filed by SDS or the appropriate member of the SDS Group, and SDS and such SDS Group Member shall be responsible and retain liability in all respects for all such Tax


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Returns. Similarly, for periods beginning after the Effective Date, all Tax
Returns of Sybron and the members of the Sybron Group shall be filed by Sybron or the appropriate member of the Sybron Group, and Sybron and such member of the Sybron Group shall be responsible and retain liability in all respects for all such Tax Returns.

         2.4. Separate Return Periods. Except as otherwise provided in this Agreement, each member of the Sybron Group and each member of the SDS Group shall be liable for the payment of any Taxes required to be shown in a separate Tax Return of such member for any period filed with any Taxing Authority; provided that in the case of Kerr Italia SpA, Sybron shall reimburse SDS for any liabilities for taxes not related to the Dental Business which result from discontinued operations or divisions, but only to the extent that such liabilities exceed $300,000, and provided further that in the case of Kerr UK, Ltd., Sybron shall reimburse SDS for any liabilities for taxes not related to the Dental Business which result from adjustments related to group relief benefits received in prior tax periods from the Laboratory Business.

         2.5. Cooperation; Exchange of Information.

                  (a) The members of the SDS Group shall supply completed tax packages to Sybron, in the form and substance provided in the prior ordinary course of business, for the 2000 Income Taxes no later than November 15, 2000, and for the Short Period Taxes no later than forty-five (45) days after the Effective Date. In the event that Sybron has any questions or inquiries relating to those tax packages, SDS shall use its best efforts to respond to such questions or inquiries within two weeks of receiving any such inquiry, whether oral or written; provided that SDS shall notify Sybron immediately upon determining that it will be unable to respond within two weeks.

                  (b) Each Party shall deliver to the other Party all information of which it has knowledge regarding any Tax Item which may properly be included in any Tax Return to be filed by the other Party, and shall use its best efforts to provide any and all other information and documentation (including, but not by way of limitation, working papers and schedules) reasonably requested by the other Party for use in connection with the preparation and filing of any Tax Returns within fifteen (15) days of any request therefor, but in every instance at least ten (10) days prior to the date on which any Tax Return based thereon is due with the relevant Taxing Authority; provided that any such response shall be provided within ten (10) business days in the event that such a request is based on any audit.

         2.6. Treatment of Tax Items related to Sybron Stock Options. Notwithstanding any other provision of this or any other agreement to the contrary, Sybron and SDS agree that any and all compensation expense as determined for tax purposes and the tax deductions and other tax benefits relating thereto that arise out of or are attributable to the exercise of compensatory options on Sybron Stock at any time before, on or after the date of the Spin-Off ("Sybron Stock Options") shall be treated as exclusively allocable to Sybron and are to be reported on Tax Returns of Sybron, regardless of whether the person exercising the Sybron Stock Option is at the time of exercise a Sybron employee, an SDS employee, or neither. Sybron and SDS agree to file all Tax Returns in a manner consistent with this treatment and agree to take no position in any tax proceeding


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inconsistent with this treatment. In the event that there is a Final
Determination that SDS is properly allocated any tax deductions or tax benefits relating to the exercise of Sybron Stock Options at any time before, on or after the date of the Spin-Off, SDS shall pay to Sybron an amount of cash equal to 40% multiplied by the amount of such deductions.



                                   ARTICLE III
                          REFUNDS OF CREDITS AND TAXES

         Each Party shall be entitled to all refunds or credits of any Tax for which such Party has prepared and filed the relevant Tax Return. Any Party receiving a refund or credit (and interest, if any, with respect thereto) that is for the account of another Party hereunder shall promptly and, in any event, no later than five business days following its receipt, pay to the other Party such refund or credit (and any interest with respect thereto).



                                   ARTICLE IV
                                   TAX AUDITS

         4.1. Tax Controversies.

                  (a) In the event that either Party becomes aware that a Tax Controversy may have a Tax effect on the other Party in excess of $50,000, regardless of whether such Tax Controversy has been previously disclosed by a third party to the other Party or not, that Party will inform the other Party of the existence and substance of the Tax Controversy and the manner in which it may affect the other Party promptly upon becoming aware of such effect.

                  (b) (i) Sybron shall not take any action or communicate with any Taxing Authority in connection with any Tax Controversy in the event that such action or communication is likely to have a Tax effect on SDS or any member of the SDS Group in excess of $50,000 unless and until Sybron: (A) informs SDS of such Tax Controversy and (B) affords SDS the opportunity to be involved in such Tax Controversy.

                           (ii) SDS shall not take any action or communicate
with any Taxing Authority in connection with any Tax Controversy in the event that such action or communication is likely to have a Tax effect on Sybron or any member of the Sybron Group in excess of $50,000 unless and until SDS: (A) informs Sybron of such Tax Controversy and (B) affords Sybron the opportunity to be involved in such Tax Controversy.

                  (c) Except as otherwise provided in this Article IV, Sybron shall have full responsibility and discretion in handling, settling or contesting any Tax Controversy involving a Tax


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Return for which it has liability, and any legal and accounting costs incurred in handling, settling or contesting any such Tax Controversy shall be borne by Sybron.

                  (d) SDS shall be responsible for handling, settling or contesting any Tax Controversy which involves matters for which SDS is obligated to indemnify Sybron under Article II or Article VI of this Agreement; provided that Sybron may, at its discretion, assume responsibility on its own for handling, settling or contesting any such Tax Controversy upon providing prior written notice to SDS that it has chosen to do so and upon receiving the consent of SDS to such an arrangement, which consent may not be unreasonably withheld; provided that if such Tax Controversy could have a greater effect on Sybron than SDS, SDS shall be deemed to have given such consent. Each party shall immediately inform the other party of any such Tax Controversy. SDS shall bear all reasonable legal and accounting costs incurred in handling, settling or contesting any such Tax Controversy. SDS shall be entitled to attend and participate in any meeting with representatives of a Taxing Authority concerning Restructuring Taxes.

         4.2. Cooperation. Sybron and SDS agree to afford full cooperation to one another and to their respective representatives, if any, in any Tax Controversy involving:

                  (a) any Tax Return filed or required to be filed by or for any member of the Sybron Group for any pre-Distribution period or period which includes the Effective Date, or

                  (b) any item or issue affecting Sybron or SDS's potential liability hereunder.

                  Such cooperation shall include, but not by way of limitation:

                           (i) preparing responses to information requests by
any Taxing Authority;

                           (ii) making available books, records and other
documentation (including, but not by way of limitation, working papers and schedules) relevant to such proceeding, and systems support for documentation furnished in electronic form;

                           (iii) making directors, officers or employees
available to appear in person for interview or for testimony;

                           (iv) making employees available on a mutually
convenient basis to provide additional information and explanation of materials provided hereunder;

                           (v) executing powers of attorney, tax information
authorizations and any other necessary or appropriate authorizations;

                           (vi) executing agreements with the Taxing Authority
or other documents reasonably necessary or appropriate for the settlement or pursuit of the contest of such issue; and



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                           (vii) doing whatever is reasonable under the
circumstances to assist the other Party.

         4.3. Record Retention. The parties agree to retain all books, records, Tax Returns, schedules, documents and all material papers or relevant items of information for periods ending on or prior to the Effective Date for the later of (i) seven (7) years after the Effective Date or (ii) the full period of the applicable statute of limitations, including any extensions thereof. At least thirty (30) days prior to destroying any such documents, each party shall provide the other party with a written list of such documents and shall provide the other party with the opportunity to copy or retain such documents.


                                    ARTICLE V
                                    PAYMENTS

         5.1. Payments in General. Except as otherwise provided in this Agreement, any amount required to be paid by one Party to the other pursuant to this Agreement shall be paid in immediately available funds within thirty (30) days after written demand therefor from the other Party given after a Final Determination of the amount thereof.

         5.2. Payment of Restructuring Taxes. SDS shall pay to Sybron or to the applicable Taxing Authority, as SDS may determine, the amount of any Restructuring Taxes which SDS is obligated to pay pursuant to Article VI hereof. Such payment of Restructuring Taxes by SDS shall be made at the time such Taxes are due, including estimated Tax payments which take into account its liability for the Restructuring Taxes as and when such estimated Tax payments are required to be made.

         5.3. Interest on Late Payments. Any amount payable under this Agreement by one Party to another Party shall, if not paid within ten (10) business days after the due date specified in this Agreement (or in the case of payments pursuant to Section 5.2 hereof if not paid when due), bear interest from the due date until the date paid at the applicable Federal short term rate as defined in
Section 6621 of the Code in effect on the due date.


                                   ARTICLE VI
                   REPRESENTATIONS AND WARRANTIES; COVENANTS;
                           INDEMNIFICATION FOR BREACH

         6.1. SDS Representations. SDS and each member of the SDS Group represent that, as of the date hereof, all information contained in the Ruling Request and the Ruling (and any Supplemental Ruling Request submitted, and any Supplemental Ruling issued, prior to the date hereof) that concerns or relates to such party or any affiliate of such party is true, correct and complete in all material respects. Notwithstanding anything in this Agreement to the contrary, SDS and each member of the SDS Group shall be responsible for one hundred percent (100%) of any


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Restructuring Taxes and other liabilities or damages attributable to, or resulting from, in whole or in part, any breach by SDS or any member of the SDS Group of the representation made in this Section 6.1. In such event, SDS and each member of the SDS Group will jointly and severally indemnify Sybron, each member of the Sybron Group and their directors, officers and employees and hold them harmless from and against any such Taxes and other liabilities or damages.

         6.2. SDS Covenants. SDS covenants to Sybron that:

                  (a) following the Distribution, SDS will, for a minimum of two years, continue the active conduct of the historic business conducted by SDS throughout the five year period prior to the Distribution;

                  (b) SDS will not, nor will it permit any member of the SDS Group to, take any action or fail to take any action where such action or failure to take such action would be inconsistent with any of the information, materials, covenants or representations in the Ruling Request or the Ruling (or any Supplemental Ruling Request or Supplemental Ruling);

                  (c) SDS will not take any action without prior approval from Sybron that contravenes any existing gain recognition agreement or other agreement with a Taxing Authority to which any member of the SDS Group or the Sybron Group is a party;

                  (d) SDS will not repurchase stock of SDS in a manner contrary to the requirements of Revenue Procedure 96-30 or in a manner contrary to the representations made in connection with the Ruling Request or the Ruling (or any Supplemental Ruling Request or Supplemental Ruling);

                  (e) on or after the Effective Date, and until the expiration of the appropriate state or federal statute of limitations, including any and all extensions thereof, SDS will not, nor will it permit any member of the SDS Group to, make or change any accounting method, amend any Return or take any Tax position on any Return, take any other action, omit to take any action or enter into any transaction that results in any increased Tax liability or reduction of any Tax Item of the Sybron Group or any member thereof having a Tax effect to such member of the Sybron Group of $100,000 or more in any one Tax year in respect of any period prior to the Effective Date; and

                  (f) during the applicable period provided in Section 355(e)(2)(B) of the Code with respect to the Distribution, it will not enter into any transaction, negotiation, agreement, understanding, plan or arrangement, or make any change in its equity structure (including, stock issuances, pursuant to the exercise of options or otherwise, options grants, the adoption or authorization of shares under, a stock option plan, capital contributions, or acquisitions, but not including the Distribution) which may cause the Distribution to be treated as part of a plan pursuant to which one or more Persons acquire directly or indirectly SDS stock representing a "50-percent or greater interest" within the meaning of Section 355(d)(4) of the Code.



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         6.3. SDS Liability for Undertaking Certain Actions. Notwithstanding
anything in this Agreement to the contrary, SDS and each member of the SDS Group shall be responsible for one hundred percent (100%) of any Taxes and other liabilities or damages that are attributable to, or result from, in whole or in part, any act or failure to act described in Section 6.2 of this Agreement by SDS or any member of the SDS Group. SDS and each member of the SDS Group shall jointly and severally indemnify Sybron, each member of the Sybron Group and their directors, officers, and employees and hold them harmless from and against any such Taxes and other liabilities or damages.

         6.4. Certain SDS Actions Following the Distribution. SDS and each member of the SDS Group agrees that, during the two (2) year period following the Distribution, prior to entering into any agreement, arrangement, understanding (or, within six months following the Distribution, substantial negotiations) to (i) sell all or substantially all of the assets of SDS or any member of the SDS Group, (ii) merge SDS or any member of the SDS Group with another entity, without regard to which party is the surviving entity, or (iii) issue stock of SDS or any member of the SDS Group in an acquisition or public or private offering (excluding any issuance pursuant to the exercise of employee or director stock options or other employment-related arrangements in the ordinary course), unless Sybron otherwise consents in writing to such transaction, (a) SDS shall request that Sybron obtain a Supplemental Ruling that such transaction will not affect the treatment of the Distribution (or the Restructuring) under
Section 355 of the Code and Sybron shall have received such Supplemental Ruling (provided that SDS shall reimburse Sybron for any and all expenses associated with obtaining such Supplemental Ruling) or (b) SDS shall obtain an opinion (acceptable to Sybron in its sole discretion) of nationally recognized tax counsel that such transaction will not affect the treatment of the Distribution (or the Restructuring) under Section 355 of the Code; provided that in lieu of obtaining the Supplemental Ruling as described in clause (a) or the opinion described in clause (b), SDS may, prior to entering into any such agreement, obtain an opinion of any one of the tax counsel listed on Schedule 6.4 hereto that such transaction will not affect the treatment of the Distribution (or the Restructuring) under Section 355 of the Code (which opinion shall be delivered to Sybron no later than ten (10) days following the entering into of any such agreement) if and only if (i) following the transaction at issue, SDS or any member of the SDS Group will not have issued thirty percent (30%) or more (by vote or value) of its outstanding stock taking into account all issuances from the Effective Date to the date immediately following such transaction, (ii) SDS or any member of the SDS Group will be the surviving entity if such transaction is a merger (excluding, for these purposes, any reverse subsidiary merger in which SDS or any member of the SDS Group is the surviving entity), and (iii) the transaction does not involve the issuance of stock of SDS or any member of the SDS Group representing ten percent (10%) or more (by vote or value) of the outstanding stock of SDS or any member of the SDS Group.

         6.5. Liability of SDS for Certain Actions Following the Distribution. Notwithstanding anything in this Agreement to the contrary, SDS and each member of the SDS Group will be responsible for one hundred percent (100%) of any Restructuring Taxes and other liabilities or damages that are attributable to, or result from, in whole or in part, any acquisition of stock of SDS or any member of the SDS Group by any person or persons (including, without limitation, as a result of an issuance of SDS stock or a merger of another entity with and into SDS or any member of the SDS Group) or any acquisition of assets of SDS or any member of the SDS Group (including,


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without limitation, as a result of a merger) by any person or persons. SDS and each member of the SDS Group shall jointly and severally indemnify Sybron, each member of the Sybron Group and their directors, officers and employees and hold them harmless from and against any such Taxes and other liabilities or damages.


                                   ARTICLE VII
                            ADMINISTRATIVE PROVISIONS

         7.1. Interest. Except as expressly provided herein, no obligation to pay or right to collect interest or other amounts shall arise by virtue of this Agreement.

         7.2. Expenses. Except as otherwise provided in this Agreement, each Party to this Agreement hereby agrees to be responsible for all of the Expenses which it may incur in carrying out its duties hereunder.


                                  ARTICLE VIII
                               DISPUTE RESOLUTION

         In the event that any dispute or difference arises between the parties relating to the interpretation or performance of this Agreement, the parties shall comply with the dispute resolution procedures prescribed in Article V of the Contribution Agreement.


                                   ARTICLE IX
                                     NOTICES

         9.1. General. All notices and communications required or permitted under this Agreement shall be in writing and any communication or delivery hereunder shall be deemed to have been duly made if actually delivered, or if mailed by first class mail, postage prepaid, or by air express service, with charges prepaid and addressed as follows:

              If to Sybron:                Sybron International Corporation
                                           411 East Wisconsin Avenue
                                           Milwaukee, Wisconsin 53202
                                           Attention: General Counsel

              If to SDS:                   Sybron Dental Specialities, Inc.
                                           1717 West Collins Avenue
                                           Orange, California 92867
                                           Attention: General Counsel



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         9.2. Change in Address. Either party may, by written notice so delivered to the other, change the address to which future delivery shall be made.


                                    ARTICLE X
                                  MISCELLANEOUS

         10.1. Entire Agreement. This Agreement and the other Contribution Documents constitute the entire understanding of the parties hereto with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to their subject matter; provided, however, that the specific provisions of any other agreement between the parties executed and delivered by the parties in connection with the closing under the Contribution Agreement shall not be superseded by this Agreement and to the extent any such other agreement is in conflict herewith, such specific agreement shall control.

         10.2. Assignment. This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either party without the prior written consent of the other party; except that this Agreement may be assigned to a parent or subsidiary of a party, or to a third party acquiring substantially all of the assets of a party, without such prior written consent to such an assignment, provided that any such third party expressly assumes, and agrees to be bound by the terms of, this Agreement, and provided further that the assigning party shall not be relieved of any of its obligations hereunder in the event of such an assignment.

         10.3. No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties and is not intended to confer upon any person except the parties any rights or remedies hereunder. There are no third party beneficiaries to this Agreement.

         10.4. Written Amendment and Waiver. This Agreement may not be altered or amended nor any rights hereunder be waived, except by an instrument in writing executed by the party or parties to be charged with the amendment or waiver.

         10.5. Limited Amendment or Waiver. No waiver of any term, provision or condition of this Agreement or failure to exercise any right, power or remedy or failure to enforce any provision of this Agreement, in any one or more instances, shall be deemed to be a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition or enforcement right of this Agreement or deemed to be an impairment of any right, power or remedy or acquiescence to any breach.

         10.6. Reformation and Severability. If any provision of this Agreement shall be held to be invalid, unenforceable or illegal in any jurisdiction under any circumstances for any reason, (a) that provision shall be reformed to the minimum extent necessary to cause such provision to be valid, enforceable and legal and preserve the original intent of the parties, or (b) if that provision cannot


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be so reformed, it shall be severed from this Agreement. The holding shall not affect or impair the validity, enforceability or legality of the provision in any other jurisdiction or under any other circumstances. Neither the holding nor the reformation or severance shall affect or impair the legality, validity or enforceability of any other provision of this Agreement to the extent that the other provision is not itself actually in conflict with any applicable law. Upon a determination that any term or provision is invalid, unenforceable or illegal, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible.

         10.7. Jurisdiction. This Agreement shall be governed and construed and enforced in accordance with the internal laws of the State of Wisconsin (without regard to conflict of law principles) as to all matters including, without limitation, matters of validity, construction, effect, performance and remedies.

         10.8. Titles and Headings. All titles and headings have been inserted solely for the convenience of the parties and are not intended to be a part of this Agreement or to affect its meaning or interpretation.

         10.9. Counterparts. This Agreement, and any other agreement to be executed in connection herewith, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         10.10. Effectiveness. This Agreement shall become effective at the Effective Date and may be terminated by Sybron at any time prior thereto without any liability on either party's part.




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         IN WITNESS WHEREOF the parties have caused this Agreement to be executed as of the date first above written by their duly authorized officers.


                                   SYBRON INTERNATIONAL CORPORATION



                                   By: /s/ KENNETH F. YONTZ
                                      -----------------------------------------
                                   Name:  Kenneth F. Yontz
                                   Title: President and Chief Executive Officer


                                   SYBRON DENTAL SPECIALTIES, INC.



                                   By: /s/ FLOYD W. PICKRELL, JR.
                                      -----------------------------------------
                                   Name:  Floyd W. Pickrell, Jr.
                                   Title: President and Chief Executive Officer



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


                                  SCHEDULE 6.4
                                   TAX COUNSEL


Cleary, Gottlieb, Steen & Hamilton
Cravath, Swaine & Moore
Davis Polk & Wardwell
Ivins, Phillips and Barker
McDermott, Will & Emery